Filed by Washington Mutual, Inc. pursuant
                                     to Rule 425 under the Securities Act of
                                     1933 and deemed filed pursuant to Rule
                                     14a-12 of the Securities Exchange Act of
                                     1934.

                                     Subject company:  Bank United Corp.
                                     Commission File No:  0-21017





                          [Logo] Washington Mutual Inc.

                                 Acquisition of

                               [Logo] Bank United

                                 August 21, 2000

Forward-Looking Statement

This presentation contains forward-looking statements, which are not historical facts and pertain to future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. When used in this presentation, the words "expects," "anticipates," "intends," "plans," "believes," " seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements for the reasons, among others, discussed under the heading "Business-Risk Factors" in the company's 1999 Annual Report on Form 10-K, which reasons include: the risk of the interest rate environment further compressing our margin and adversely affecting our net interest income; the risk of continued diversification of our assets and adverse changes to credit quality; competition from other financial services companies in all our markets; and the concentration of operations in California adversely affecting our operating results if the California economy or real estate market declines; the risk of our inability to integrate the operations of Bank United in an efficient manner and achieve the projected cost savings; and the risk of a slowdown in the Texas economy that would adversely affect credit quality and loan origination.

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Transaction Summary
Summary Terms of the Merger Agreement

Purchase Price per Bank United Share (a):              $42.6562
Fixed Exchange Ratio:                                  1.30 WAMU Shares for each  BNKU Share
Total Transaction Value: (b)                           $1,485 million
Consideration:                                         100% common stock/ mandatorily convertible securities
Accounting:                                            Purchase Accounting
Tax Treatment to Bank United Shareholders              Common stock consideration tax free / Forbearance units taxable
Caps / Collars:                                        None
Termination Fee:                                       Approximately 3.5% of transaction value ($52 million)
Expected Closing Date:                                 Late 4th Quarter 2000/Early 1st Quarter 2001
Contingencies and Conditions:                          Bank United shareholder approval and regulatory approvals
Forbearance Claim Lawsuit:                             Exclusive rights to be separately distributed  to Bank United shareholders
                                                       Trust established to administer forbearance litigation claim

(a) Based on closing price for WAMU of $32.8125 on August 18, 2000
(b) Includes value of common stock, mandatorily convertible securities and options issued

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Strategic Rationale
Bank  United:   Solid  Business   Fundamentals,   Attractive   Market  Extension
Opportunity, Consistent with Washington Mutual's Strategy

o         Financially attractive transaction
o         Favorable Texas market dynamics
o         Substantially improved competitive position in Texas
o         New lending opportunities
o         Low risk execution

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Financially Attractive Transaction
Across a Complete Range of Metrics, the Acquisition of Bank United is Attractively Valued and Structured

o         Valuation multiples compare favorably to comparable transactions
o         Conservative pro forma assumptions
o         Accretive to GAAP EPS in 2002
o         Immediately accretive to cash EPS
o         IRR in excess of 20%

[Logo] Washington Mutual, Inc.                                Bank United [Logo]

Financially Attractive Transaction
Selected Comparable Transactions

                                                       Implied WAMU/BNKU
                                                         Multiples (a)

Price as a Multiple of:
LTM GAAP Earnings                                            11.6 x
Forward GAAP EPS (b)                                          9.9

Book Value  (c)                                               1.67 x
Tangible Book Value (c)                                       1.85

Tangible Book Premium to Deposits (d)                         7.8%

Market Premium (30 days) -                                   21.0%
  Including Litigation Units (e)
Market Premium (30 days) -                                   14.9%
 Excluding Limitation Units (e)


(a) Based on purchase price of $42.65625 and 32.477 million diluted Bank United shares outstanding
(b) Based on First Call Calendar Year 2001 EPS projections for BNKU
(c) Based on reported June 30, 2000 data
(d) Deposit premium calculated as premium as a percent of total deposits less brokered deposits
(e) Based on WAMU closing stock price as of August 18, 2000 and BNKU closing stock price as of July 18, 2000

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Financially Attractive Transaction
Conservative Financial Assumptions

o First call estimates for WAMU and BNKU
o Fully phased-in pre-tax cost savings of $87 million (30% of Bank United's core operating expenses)
o No operating revenue/fee enhancements assumed
o $185.5 million of non-tax deductible Bank United fixed rate preferred stock refinanced with FHLB advances
o Estimated intangibles approximately $800 million

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Financially Attractive Transaction
Summary EPS Accretion/(Dilution)
$ in millions except per share values

                                                                              Projected December 31,
                                                                          2001E                   2002E
                                                                  ----------------------- -----------------------
WAMU Estimated Net Income (a)                                         $     2,156              $     2,437
Bank United Estimated Net Income (b)                                          144                      162

Combined Net Income                                                         2,300                    2,598
  Combined Cash Net Income (c)                                              2,392                    2,689

Adjustments (After-Tax)
  Cost Savings Synergies (d)                                          $        29              $        60
  Goodwill Amortization (e)                                                   (27)                     (27)
  Financing Savings (f)                                                        13                       13
                                                                  ----------------------- -----------------------
Total Adjustments                                                              14                       46

Pro Forma Combined Net Income                                         $     2,314              $     2,645
  Pro Forma Cash Net Income (g)                                             2,433                    2,763

Status Quo Diluted Shares Outstanding                                         534                      534
  Shares Issued in Transaction                                                 43                       43
Pro Forma Diluted Shares Outstanding                                          577                      577

Status Quo GAAP EPS                                                   $       4.04             $      4.57
Pro Forma GAAP EPS                                                            4.01                    4.59
  $ Accretion / (Dilution)                                                   (0.03)                   0.02
  % Accretion / (Dilution)                                                   -0.75%                   0.37%

Status Quo Cash EPS                                                   $       4.20             $      4.72
Pro Forma Cash EPS                                                            4.22                    4.79
  $ Accretion / (Dilution)                                                    0.02                    0.07
  % Accretion / (Dilution)                                                    0.43%                   1.38%

Based on First Call estimates as of 8/18/00.

(a) Assuming $4.04 2001 EPS estimate, growing at 13% with 533.7 mm diluted shares outstanding.
(b) Assuming $4.32 2001 EPS estimate, growing at 12% with 33.4 mm diluted shares outstanding.
(c) Includes $92.0 mm of existing goodwill amortization for WAMU and BNKU.
(d) Assumes 5% growth in core operating expense base. Excluding anticipated transition costs.

(e) Assumes acquisition goodwill of $545.9 million amortized over 20 yrars; does not include core deposit intangibles of $160 million amortized over 7 years, which is offset by accretion of purchase accounting adjustments.

(f) Includes FHLB funding advantage, benefit from preferred refinancing and cash-on-cash effect.
(g) Includes add-back of goodwill amortization.

Financially Attractive Transaction
Pro Forma Analysis

                                          Projected Cost Savings

$ in millions                                                     Cost                Bank United
                                                                Savings                 LTM G&A
                                                                  2000               as of 6/30/00
                                                             --------------         ---------------
Compensation and Benefits                                        $  49.9                   36%
Occupancy                                                            8.5                   32%
Data Processing                                                      7.3                   27%
Other Non-Interest Expenses                                         21.4                   21%
                                                             --------------         ---------------
     After-Tax Cost Savings                                      $  87.1                   30%
                                                             --------------         ---------------

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Texas is an Attractive, High Growth Banking Market

o    Large and Growing Economy
     -  Third largest U.S. state economy
     -  20 million people
     - 4.4% projected average annual economic growth in Texas vs. 2.9% for the U.S. (2000-2004)
     -  4.3% CAGR in per capita income in Texas vs. 4.0% in the U.S. (2000-2004)

o    Attractive Retail Banking Market
     - 4th largest deposit market in the country / 4th largest branch network in the country

o    Expanding Market
     -  8.4%  projected population  growth  in Texas  vs  4.2% nationwide (1999-
        2004)
     -  Leading U.S. state in net job creation (7.2% of U.S. Employment)
     - Dallas and Houston (Bank United's two largest markets) are the fastest growing markets in Texas

Sources: U.S. Census Bureau, Texas Comptroller, Texas Department of Economic Development

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Substantially Improved Competitive Position in Texas
Texas Franchise Comparison

$ in mils)                                                  WAMU        Bank United      Pro Forma
Total Deposits                                            $1,930           $8,819         $10,749
Average Branch Size                                         40.2             56.9            56.3

Depository Branches (a)(b)                                    48              155             191
Branches in Supermarket Stores                                11               72              83
ATMs                                                          64              158             222
FTEs                                                         330            2,622           2,302 (c)

Number of Households (000s)                                  103              300             403
Number of Checking Accounts (000s)                            79              264             343

(a)      Assumes 12 branch closings.
(b)      Includes branches in supermarket stores.
(c)      Assumes reduction in 650 FTEs.

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Substantially Improved Competitive Position in Texas
Further Strengthens WAMU's Presence in Leading Retail Banking Markets

[Map of Western U.S., Texas and Florida showing distribution of WAMU and Bank United branches]

                      National Depository Branch Franchise

State                                 Deposits ($ in bn)           Deposit Share               Branch                     Rank
California                                $56.2                       12.4%                      549                         2
Texas (pro forma) (a)                      10.7                        4.0                       191                         5
Washington                                  9.7                       13.8                       184                         2
Florida                                     7.2                        3.1                       129                         5
Oregon                                      3.8                       10.0                        79                         2
Nevada                                      0.0                        n/a                        12                       n/a
Other States                                0.7                        n/a                        45                       n/a
Total                                     $88.3                                                1,189

Sources include regulatory reports as of 6/30/00 and SNL Securities as of 6/30/99 (market share) (a) Texas data assumes 12 branch closings.

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Substantially Improved Competitive Position in Texas
Bank United provides WAMU with a Strong Position in Texas' Two Key MSAs

Texas Franchise
Pro Forma Texas Market Share Rank:  #5
[Map Graphic of Texas showing distribution of Bank United branches]

                           Houston MSA ($ in millions)

Rank           Institution                                 Branches                    Deposits                Market Share
1              Chase Manhattan                                51                        $9,945                    19.20%
2              Bank of America                                89                         5,756                    11.11
3              Pro Forma WAMU/Bank United                     86                         5,460                    10.54
3              Wells Fargo                                    96                         4,700                     9.07
4              Bank United                                    59                         4,229                     8.16
5              Bank One                                       42                         3,737                     7.21
9              Washington Mutual                              27                         1,231                     2.38

                           Dallas MSA ($ in millions)

Rank           Institution                                Branches                     Deposits                Market Share
1              Bank of America                               122                        $9,609                     20.1%
2              Bank One                                       53                         7,880                    16.49
3              Chase Manhattan                                34                         3,599                     7.53
4              Pro Forma WAMU/Bank United                     72                         2,195                     4.59
4              Compass Bancshares                             32                         1,881                     3.94
5              Bank United                                    56                         1,668                     3.49
17             Washington Mutual                              16                           527                     1.10

Sources: SNL Securities deposit data as of June 30, 1999 Does not assume any branch closing.

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Low Risk Execution
Attractive Business Line Opportunities
-----------------------------------------------------
Expands National Lending Franchise

o Increases origination of higher margin commercial loans ($4.8 billion of originations over past 9 months)

o Experienced management team

o Attractive commercial lending businesses extend WAMU product line

        Adds 23 commercial banking offices nationwide

        Business lines include: Mortgage Banker Finance; Multi-Family Lending; Residential Construction Lending; Commercial Real Estate Lending; Healthcare Lending; SBA and Small Business Lending; Commercial Syndication; Energy and Agricultural Lending

o Complementary mortgage servicing business

        Servicing portfolio of $26.5 billion at June 30, 2000

        Approximately 49% of portfolio comprised of GNMA

o Adds 19 SBA leading offices nationwide

        - #1 SBA lender in Texas / #4 nationwide

o Adds 11 wholesale mortgage offices nationwide

Attractive Business Line Extension
Bank United Maintains a Diversified Portfolio of Loans

$ in mils
                                                          Loan Portfolio

                                     WAMU           % of Total      Bank United      % of Total         WAMU/         % of Total
                                     (a)                               (b)                           Bank United
                                                                                                      Pro Forma
One-to-Four Family (c)              $134,791            79%            $503               49%          $142,294            76%
Construction                           1,360             1%           2,274               15%             3,634             3%
Multifamily                           15,570             9%             955                6%            16,525             9%
Commercial Real Estate                 2,893             2%             985                6%             3,877             2%
Construction                           1,360             1%           2,274               15%             3,634             3%
Consumer                               9,317             5%             828                5%            10,145             5%
SBA & Other Commercial                 1,837             1%           2,764               18%             4,601             2%
Specialty Mortgage Finance             5,233             3%               -                0%             5,233             3%
     Gross Loans                    $171,000           100%         $15,309              100%          $186,309           100%

(a) Source: Bank United Press Release June 30, 2000, excludes SFR loans held for sale.
(b) Source: WAMU Press Release filed June 30, 2000, excludes SFR loans held for sale.
(c) Includes mortgage-backed securities.

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Bank United is a Well-Managed Franchise/Straight Forward Integration

o Straightforward integration process o Compatible consumer strategy
o Bank United's management team and infrastructure focused on minimizing interest rate and credit risk
o Thorough due diligence

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Low Risk Transaction
History of Strong Credit Quality at Bank United

o Low-level of NPAs

                 Bank United Non Performing Assets/Total Assets

[Bar Graph]
1.12%                              0.62%                           0.59%                     0.67%                0.70%
FY 1996                            FY 1997                         FY 1998                   FY 1999              6/30/00

o Complementary Commercial Banking Strategy
o Focus on real estate-related industries/companies on a national basis
o Emphasis on origination of higher yielding assets


o Low loss experience

                Bank United Historical Net Charge-off/Avg. Loans

[Bar Graph]
0.17%                              0.23%                           0.13%                     0.05%
FY 1996                            FY 1997                         FY 1998                   FY 1999              6/30/00 Annualized

Source:  Bank United 9/30/99 10-K, 6/30/00 Press Release

[Logo] Washington Mutual, Inc.                                [Logo] Bank United

Strategic Rationale
Well-Positioned Franchise, Coupled With Attractive Market Fundamentals, Customer Demographics and Competitive Environment in Texas; Conducive to Profitable Implementation of WAMU's Strategy

o Financially Attractive Transaction
o Attractive Texas market dynamics
o Substantially improved competitive position in Texas
o New lending opportunities
o Low risk execution


[Logo] Washington Mutual, Inc.                                [Logo] Bank United